May 26, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (570)253-5845

Mr. Gary C. Beilman
President and Chief Executive Officer
Dimeco, Inc.
820 Church Street
Honesdale, PA 18431

Re:	Dimeco, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2005
	Filed March 22, 2006
	File No. 000-49639

Dear Mr. Beilman:

      We have reviewed your filing and have limited our review to the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 13, and Note 1 - Summary of
Significant
Accounting Policies, page 29

1. We note your discussion of the allowance for loan losses and in other relevant portions of the document. Please clarify in your response letter the details of your methodology for determining the allowance, and include this discussion in future filings. The description of your methodology should be presented to clearly explain your determination of each element (i.e. specific, inherent, general) of the allowance, including, but not limited to the following:

* a further explanation as to why you state on this page that your allowance determination (only) represents probable (unidentified) losses inherent in the portfolio, but on page 14 you refer to three separate elements that comprise the total allowance for loan losses;
* how you distinguish between impaired and restructured loans and why
you label the same non-performing component balance as
renegotiated
on page 9 and impaired loans in Note 5 on page 37 and how this influences your allowance determinations; and
* how the risk and corresponding loss factors you refer to on page
14
resulting from the hiring of a professional loan review agency to perform the loan review function assists your ability to develop your formula allowance element.

* * * * *


       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Amanda Roberts, Staff Accountant, at
(202)551-
3417 or me at (202)551-3492 if you have questions.


      Sincerely,



      John P. Nolan
      Accounting Branch Chief
Mr. Gary C. Beilman
Dimeco, Inc.
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